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10028135

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2010
Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

ORCHARD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 W CIVIC CENTER DR, SUITE 104
(No. and Street)

SANDY	**UTAH**	**84070**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN BRADBURN **(801) 316-4301**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL, P.C.
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750	**SALT LAKE CITY**	**UTAH**	**84180-1128**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

BB 3/8

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **KEVIN BRADBURN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ORCHARD SECURITIES, LLC**, as of **DECEMBER 31**, **2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public
KRISTEN THOMAS
3375 South 8480 West
Magna, Utah 84044
My Commission Expires
April 28, 2012
State of Utah

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.

2. Company exempt under 15c301(2).

3. Company is not a consolidated entity.

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board

an independent member of
BAKER TILLY
INTERNATIONAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members and Board of Directors
Orchard Securities, LLC
Sandy, Utah

We have audited the accompanying statements of financial condition of Orchard Securities, LLC as of December 31, 2009 and 2008, and the related statements of operations, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orchard Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative cash flows from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, PC

Salt Lake City, Utah
February 26, 2010

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

		2009		2008
ASSETS				
Current Assets				
Cash and cash equivalents	$	80,684	$	514,700
Accounts receivable, net of allowance for doubtful accounts of $38,754 and $20,477, respectively		33,511		112,556
Receivables from affiliates		16,402		6,425
Other receivables		15,093		16,154
Prepaid expense		8,569		18,157
Other assets		334		453
Total Current Assets		154,593		668,445
Office equipment		48,837		53,780
Accumulated depreciation		(19,539)		(12,490)
Total Office Equipment		29,298		41,290
Goodwill		55,000		55,000
Total Assets	$	238,891	$	764,735
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	4,474	$	35,176
Payables to related party		10,881		3,492
Commissions payable		-		36,000
Unearned revenue		38,648		-
Accrued payroll and related expenses		8,589		81,642
Accrued expenses and other liabilities		200		2,600
Total Current Liabilities		62,792		158,910
Members' Equity		176,099		605,825
Total Liabilities and Stockholder's Equity	$	238,891	$	764,735

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues		
Underwriting and selling groups	$ 3,505,870	$ 18,523,248
Other	101,341	234,337
Interest income	887	10,021
Total Revenues	3,608,098	18,767,606
Expenses		
Selling group commissions	3,105,203	16,101,687
Compensation and related benefits	641,394	2,204,712
Office overhead and operating	250,696	361,695
Professional fees	34,494	151,939
Training	2,160	38,678
Licensing and registration	39,551	61,511
Depreciation	9,411	9,248
Other	14,915	126,895
Total Expenses	4,097,824	19,056,365
Net Loss	$ (489,726)	$ (288,759)

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Units	Paid in Capital	Retained Earnings	Members' Equity
Balance at December 31, 2007	1,000	$ 1,000	$ 893,584	$ 894,584
Net Loss			(288,759)	(288,759)
Balance at December 31, 2008	1,000	1,000	604,825	605,825
Capital Contributed by Members		60,000		60,000
Net Loss			(489,726)	(489,726)
Balance at December 31, 2009	1,000	$ 61,000	$ 115,099	$ 176,099

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash Flows From Operating Activities		
Net loss	$ (489,726)	$ (288,759)
Adjustments to reconcile net income		
to cash flows from operating activities:		
Depreciation expense	9,411	9,248
Loss on sale of office equipment	2,581	-
Changes in certain operating assets and liabilities:		
Accounts receivable	84,535	(42,730)
Receivables from affiliates	(1,656)	(4,043)
Accounts payable	(28,803)	1,290
Commissions payable	(36,000)	(308,523)
Accrued payroll and related expenses	(73,053)	4,926
Other operating assets/liabilities	38,695	13,567
Net Cash Used In Operating Activities	(494,016)	(615,024)
Cash Flows From Investing Activities		
Purchase of office equipment	(2,126)	(10,456)
Sale of office equipment	2,126	-
Net Cash Used In Investing Activities	-	(10,456)
Cash Flows From Financing Activities		
Captial contributions	60,000	-
Net Cash Provided By Financing Activities	60,000	-
Net Change in Cash and Cash Equivalents	(434,016)	(625,480)
Cash and Cash Equivalents At Beginning of Year	514,700	1,140,180
Cash and Cash Equivalents At End of Year	$ 80,684	$ 514,700

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owners of the Company purchased an existing broker-dealer in March 2006 and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Going Concern

The Company has incurred recurring net losses and negative cash flows from operating activities for the fiscal years ended December 31, 2009 and 2008. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In order for the Company to continue as a going concern, it must generate positive cash flows from operating activities. Management's plans with respect to this uncertainty include; reducing or delaying expenditures, increasing equity, and exploring possible partnerships and or joint ventures to increase revenue streams. There can be no assurance that revenues will increase rapidly enough to offset operating losses. If the Company is unable to increase cash flows from operating activities, it will be unable to continue the development of its services.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close date of the underlying real estate. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

Cash consists of bank deposits with two FDIC-insured institutions in 2009 and 2008. At December 31, 2009 and 2008, the Company had cash of $0 and $314,700, respectively, in excess of FDIC limits.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2009 and 2008, management recorded a provision against accounts receivable totaling $38,754 and $20,477, respectively, due to the aging status of certain receivables.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the year ended December 31, 2009 and 2008 was $9,411 and $9,248, respectively.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2009 and 2008, the Company deemed no impairment of goodwill for the periods then ended.

Income Taxes

The Company is taxed as a limited liability company, thus all profits and losses are passed through to the individual members, and accordingly, the Company records no tax provision.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Recent Accounting Pronouncements

In May 2009, the FASB issued guidance which establishes the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements and the circumstances under which an entity shall recognize events or transactions that occur after the balance sheet date. This guidance also requires disclosure of the date through which subsequent events have been evaluated. The Company adopted this standard for the period ended December 31, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial position or results of operations. We have evaluated subsequent events after the balance sheet date of December 31, 2009 through the time of filing with the Securities and

Exchange Commission (SEC) on February 26, 2010 which is the date the financial statements were issued.

In June 2009, the FASB issued accounting guidance on the consolidation of variable interest entities (VIEs). This new guidance revises previous guidance by eliminating the exemption for qualifying special purpose entities, by establishing a new approach for determining who should consolidate a variable-interest entity and by changing when it is necessary to reassess who should consolidate a variable-interest entity. This guidance will be effective at the beginning of the first fiscal year beginning after November 15, 2009. Early application is not permitted. The Company has not yet determined the effect the financial statements, if any, upon adoption of this guidance.

In January 2010, the FASB issued guidance requires an entity to disclose the following:

- Separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe reasons for the transfers.

- Present separately information about purchases, sales, issuances and settlements, on a gross basis, rather than on one net number, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3).

- Provide fair value measurement disclosures for each class of assets and liabilities.

- Provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or level 3.

This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Note 3 – Related Party Transactions

Expense Sharing Agreement

During 2009 and 2008, contract specific arrangements were consummated on an arms length basis between the Company and a broker-dealer that is under common ownership, which results in monies being owed between the companies. The broker-dealer provides underwriting services to securitized real estate loans, which is managed by the Company. At December 31, 2009 and 2008 the amounts due to and due from the Company were netted to payables of $10,881 and $3,492, respectively. For both years, the netted amounts are contained in the "Payables to related party" balance.

Affiliate Transactions

At December 31, 2009 and 2008, the amounts reflected in "receivables from affiliates" represent reimbursable expenses due from employees and parties under common control or ownership. At December 31, 2009 and 2008, the Company was owed $16,402 and $6,425 from affiliates, respectively.

Note 4 – Goodwill

As stated in Note 1, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Lease Commitments

The Company entered into a lease agreement in 2008 for office space under an operating lease that expires in 2010. The Company is only responsible for its minimum lease payment.

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2009 are $42,004, due in 2010.

The Company's rent expense for its office space was $54,437 and $62,028 for the years ended December 31, 2009 and 2008, respectively.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company had net capital of $17,892 which was $13,706 in excess of its required net capital of $4,186. The Company's ratio of aggregate indebtedness to net capital was 3.5 to 1.

At December 31, 2008, the Company had net capital of $350,300 which was $339,340 in excess of its required net capital of $10,960. The Company's ratio of aggregate indebtedness to net capital was .47 to 1.

SUPPLEMENTAL INFORMATION

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2009

Total members' equity	$ 176,099
Less non-allowable assets:	
Receivables from brokers or dealers	(767)
Receivables from non-customers	(64,239)
Office equipment, net of accumulated depreciation	(29,298)
Cash in "Central Registration Depository" account	(334)
Other assets	(63,569)
Net Capital	17,892
Net capital per Focus report dated December 31, 2009	17,892
Difference	$ -
Aggregate Indebtedness	
Total liabilities	$ 62,792
Computation of Basic Net Capital Requirement	
Net capital	$ 17,892
Minimum net capital required	4,186
Excess Net Capital	$ 13,706
Ratio of Aggregate Indebtedness to Net Capital	3.5 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report	3.5 to 1
Difference	-

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board

an independent member of BAKER TILLY INTERNATIONAL

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Orchard Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 26, 2010

ORCHARD SECURITIES, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2009 and 2008

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

ORCHARD SECURITIES, LLC

TABLE OF CONTENTS

	Page
Annual Audited Report Form X-17A-5 Part III Facing Page	1
Annual Audited Report Form X-17A-5 Part III Oath or Affirmation	2
Independent Auditors' Report	3
Financial Statements:	
Statements of Financial Condition - December 31, 2009 and 2008	4
Statements of Operations for the Years Ended December 31, 2009 and 2008	5
Statements of Members' Equity for the Years Ended December 31, 2009 and 2008	6
Statements of Cash Flows for the Years Ended December 31, 2009 and 2008	7
Notes to Financial Statements	8
Supplemental Information:	
Computation and Reconciliation of Net Capital - December 31, 2009	12
Independent Certified Public Accountants' Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	13